SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                           SCHEDULE 13G



             Under the Securities Exchange Act of 1934
                        (Amendment No. 7)*



                  BALDWIN PIANO & ORGAN COMPANY
                       (Name of Issuer)

                        Common Stock
                (Title of Class of Securities)

                             058246
                        (CUSIP Number)


     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages)

                      Page 1 of 14 Pages

CUSIP No.  058246              13G            Page 2 of 14 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

          Robert S. Harrison
          ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  *
                                                         (b) ____

          Mr. Harrison is filing this Schedule 13G as part of a joint filing pursuant to Rule 13d-1(f)(1).


3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

NUMBER OF       5.  SOLE VOTING POWER
SHARES                    276,255
BENEFICIALLY    6.  SHARED VOTING POWER
OWNED BY                  101,012
EACH            7.  SOLE DISPOSITIVE POWER
REPORTING                 276,255
PERSON          8.  SHARED DISPOSITIVE POWER
WITH                      101,012

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          377,267

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

       The aggregate amount in Row (9) includes 101,012 shares which are subject to a purchase option held by Mrs. R.S. Harrison. Mr. Harrison disclaims beneficial ownership in those shares pursuant to Rule 13d-4.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.0%

12.  TYPE OF REPORTING PERSON*

          IN

CUSIP No.  058246              13G            Page 3 of 14 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

          John J. Kropp, Trustee
          ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  *
                                                         (b) ____

          Mr. Kropp is filing this Schedule 13G as part of a joint filing pursuant to Rule 13d-1(f)(1).


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America


NUMBER OF       5.  SOLE VOTING POWER
SHARES                    350
BENEFICIALLY    6.  SHARED VOTING POWER
OWNED BY                 101,012
EACH            7.  SOLE DISPOSITIVE POWER
REPORTING                 350
PERSON          8.  SHARED DISPOSITIVE POWER
WITH                     101,012

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          101,362

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.96%

12.  TYPE OF REPORTING PERSON*

          IN

CUSIP No.  058246              13G            Page 4 of 14 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

          C. L. Harrison, III
          ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  *
                                                         (b) ____

          Mr. Harrison is filing this Schedule 13G as part of a joint filing pursuant to Rule 13d-1(f)(1).


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America


NUMBER OF       5.  SOLE VOTING POWER
SHARES                     0
BENEFICIALLY    6.  SHARED VOTING POWER
OWNED BY                 101,012
EACH            7.  SOLE DISPOSITIVE POWER
REPORTING                  0
PERSON          8.  SHARED DISPOSITIVE POWER
WITH                     101,012

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          101,012

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.95%

12.  TYPE OF REPORTING PERSON*

          IN

CUSIP No.  058246              13G            Page 5 of 14 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

          Priscilla Harrison Connell
          ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  *
                                                         (b) ____

          Ms. Connell is filing this Schedule 13G as part of a joint filing pursuant to Rule 13d-1(f)(1).


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America


NUMBER OF       5.  SOLE VOTING POWER
SHARES                     0
BENEFICIALLY    6.  SHARED VOTING POWER
OWNED BY                 101,012
EACH            7.  SOLE DISPOSITIVE POWER
REPORTING                  0
PERSON          8.  SHARED DISPOSITIVE POWER
WITH                     101,012

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          101,012

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.95%

12.  TYPE OF REPORTING PERSON*

          IN

CUSIP No.  058246              13G            Page 6 of 14 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

          Anne W. Harrison
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  *
                                                         (b) ____

          Ms. Harrison is filing this Schedule 13G as part of a joint filing pursuant to Rule 13d-1(f)(1).


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America


NUMBER OF       5.  SOLE VOTING POWER
SHARES                     0
BENEFICIALLY    6.  SHARED VOTING POWER
OWNED BY                 350,517
EACH            7.  SOLE DISPOSITIVE POWER
REPORTING                  0
PERSON          8.  SHARED DISPOSITIVE POWER
WITH                     350,517 (101,012 of which are subject
                                  to Ms. Harrison's option to
                                  purchase such shares)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          350,517

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.3%

12.  TYPE OF REPORTING PERSON*

          IN

CUSIP No.  058246              13G             Page 7 of 14 Pages

                          SCHEDULE 13G

                             ITEM 1

(a)  NAME OF ISSUER:  Baldwin Piano & Organ Company

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   422 Wards Corner Road
                   Loveland, Ohio  45140-8390


                             ITEM 2

(a)  NAME OF PERSON FILING:  Robert S. Harrison, John J. Kropp,
                             Trustee, C. L. Harrison, III,
                             Priscilla Harrison Connell and
                             Anne W. Harrison

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                     See attached Exhibit I

(c)  CITIZENSHIP:  All reporting persons on this Schedule 13G are American citizens.

(d)  TITLE OF CLASS OF SECURITIES:  Common Stock

(e)  CUSIP NUMBER:  058246


                             ITEM 3

          Not Applicable.  This statement is filed pursuant to Rule 13d-1(c).


                             ITEM 4

                            OWNERSHIP

(a)  AMOUNT BENEFICIALLY OWNED:       *

(b)  PERCENT OF CLASS:                *

(c)  (i)    SOLE VOTING POWER:        *

     (ii)   SHARED VOTING POWER:      *

     (iii)  SOLE DISPOSITIVE POWER:   *

     (iv)   SHARED DISPOSITIVE POWER: *

* All of the information required by this Item 4 with respect to each of the reporting persons is incorporated herein by reference to Paragraphs 5 through 11, inclusive, of cover pages 2 through 6, inclusive.

CUSIP No.  058246              13G             Page 8 of 14 Pages

                             ITEM 5

          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                         Not Applicable


                             ITEM 6

 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          The aggregate number of shares of common stock of Baldwin Piano
& Organ Company covered by this Schedule 13G is 377,617 shares. Of those shares, 276,255 are solely owned by Mr. R. S. Harrison (including a trust for his benefit) and 101,362 shares are held in five separate trusts. The beneficial interests of all the reporting persons identified herein regarding the shares held in trust is described in the response to Item 4. In addition to the reporting persons, the four adult children of Mr. R. S. Harrison have the right as beneficiaries to receive dividends from and the sale proceeds of 101,362 shares which are held in five separate trusts. None of Mr. R. S. Harrison's four children have an individual interest which relates to more than five percent of the outstanding common stock of Baldwin Piano & Organ Company.


                             ITEM 7

    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                         Not Applicable


                             ITEM 8

    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable. Each reporting person identified in Item 2(a) is filing this Schedule G as part of a joint filing pursuant to Rule 13d-1(f)(1) and such reporting persons, in the aggregate, do not constitute a group as defined by Rule 13d-5(b). This Schedule G is filed on behalf of each such reporting person as evidenced by their written agreement attached as
Exhibit II. Joseph H. Head, Jr. has withdrawn from such agreement in that he is no longer a beneficial owner of any of the securities reported herein.


                             ITEM 9

                 NOTICE OF DISSOLUTION OF GROUP

                         Not Applicable

CUSIP No.  058246              13G             Page 9 of 14 Pages


                             ITEM 10

                          CERTIFICATION

          Not Applicable.  This Statement is filed pursuant to Rule 13d-1(c).

                            SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1995        R. S. HARRISON
                                R. S. Harrison, individually and
                                as attorney-in-fact for C. L.
                                Harrison, III, Priscilla Harrison
                                Connell, Anne W. Harrison and
                                John J. Kropp, Trustee and
                                pursuant to the power of attorney
                                granted in that certain Agreement
                                dated February 11, 1987 by and
                                among such persons, which
                                Agreement is attached hereto as
                                Exhibit II.

CUSIP No.  058246              13G            Page 10 of 14 Pages


                            EXHIBIT I


          Address of Reporting Persons' Principal Business Office or Residence:

               Robert S. Harrison
               Baldwin Piano & Organ Company
               422 Wards Corner Road
               Loveland, Ohio  45140-8390

               John J. Kropp, Trustee
               Graydon, Head & Ritchey
               P. O. Box 6464
               Cincinnati, Ohio  45201

               C. L. Harrison, III
               Hilliard & Lyons, Inc.
               105 E. Fourth Street
               Suite 1316
               Cincinnati, Ohio  45202

               Priscilla Harrison Connell
               831 Indian Hill Road
               Terrace Park, Ohio 45170

               Anne W. Harrison
               4040 Mt. Carmel Road
               Cincinnati, Ohio  45244

CUSIP No.  058246              13G            Page 11 of 14 Pages

                           EXHIBIT II

                           AGREEMENT


          THIS AGREEMENT is made on this 11th day of February, 1987 by and among R. S. Harrison, John J. Kropp, Joseph H. Head, Jr., C. L. Harrison, III, Priscilla Harrison Connell and Anne W. Harrison.

          WHEREAS, all of the parties to this Agreement have a direct or indirect beneficial interest in all or part of the same 959,073 shares of Baldwin Piano & Organ Company (the "Shares") as more fully described in the
Schedule 13G dated the date hereof (the "Schedule 13G") to which this Agree-ment is attached as Exhibit II; and

          WHEREAS, all of the parties hereto desire that such Schedule 13G be timely filed with the Securities and Exchange Commission on behalf of each of them; and

          WHEREAS, the parties hereto desire to evidence their agreement that such Schedule 13G be filed on behalf of each of them as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934;

          NOW, THEREFORE, the parties hereto agree as follows:

          1. JOINT FILING. Each of the parties hereto agrees that the filing of the Schedule 13G be jointly filed with the Securities and Exchange Commis-sion on behalf of each of them with respect to the Shares.

          2. REPRESENTATIONS. Each of the parties hereto represents to each other party that he or she is individually eligible to use the Schedule 13G on which the information regarding his or her beneficial interest in the Shares is to be jointly filed and that the information therein regarding him or her is complete and accurate.

          3. RESPONSIBILITIES. No individual signing this Agreement has any responsibility for the completeness or accuracy of the information in the
Schedule 13G concerning the other individuals making the joint filing unless he or she knows or has reason to believe that such information is inaccurate. In the event of such knowledge, the believed inaccuracy shall be reported to the Treasurer of Baldwin Piano & Organ Company.

          4. AMENDMENTS TO SCHEDULE 13G. If any material change occurs in the facts set forth in the Schedule 13G, such change shall be timely reported

CUSIP No.  058246              13G          Page 12 of 14 Pages



to the Treasurer of Baldwin Piano & Organ Company and an amendment to Schedule 13G shall be prepared and filed with the Securities and Exchange Commission in accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934.
          5. POWER OF ATTORNEY. Each party to this Agreement hereby consti-tutes and appoints R. S. Harrison and John J. Kropp, or either of them, as his or her true and lawful attorneys-in-fact and agents with full power of substi-tution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to the Schedule 13G to which this Agreement is attached, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting into said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue of this Agreement.

          6. DURATION. The parties' collective desire and agreement to make joint filings on behalf of each of them on Schedule 13G pursuant to the terms and conditions of this Agreement shall continue as to all of them until such time as one or more of them shall give written notice of his or her withdrawal from this Agreement to the Treasurer of Baldwin Piano & Organ Company in its principal executive offices. Subsequent to receipt of such notice, joint filings will be made only on behalf of such persons who have not so withdrawn.

          7. SUCCESSORS, HEIRS AND ASSIGNS. This Agreement will be effective as to the lawful successors, heirs or assigns of the parties hereto only upon the written consent of such successor, heir or assigns.

          8. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          9. ENTIRE AGREEMENT. This Agreement represents the entire Agree-ment between the parties and may be amended or modified only as set forth herein.

CUSIP No.  058246              13G          Page 13 of 14 Pages


          IN WITNESS WHEREOF, the parties hereby have caused this Agreement to be executed as of the date first written above.



                               /s/ R. S. Harrison
                               R. S. Harrison, as Chairman of the
                               Board and Chief Executive Officer
                               of Baldwin Piano & Organ Company;
                               and as Investment Advisor u/t/a
                               dated February 4, 1986



                               /s/ John J. Kropp, Trustee
                               John J. Kropp, as Trustee u/t/a
                               dated February 4, 1986; as Trustee
                               u/t/a dated April 18, 1984; as
                               Trustee u/t/a dated January 8,
                               1984; as Trustee u/t/a dated
                               January 5, 1984; as Trustee u/t/a
                               dated January 1, 1984; and as
                               Trustee u/t/a dated December 31,
                               1983



                               /s/ Joseph H. Head, Jr.
                               Joseph H. Head, Jr., as Special
                               Advisor u/t/a January 8, 1986; as
                               Special Advisor u/t/a dated
                               January 5, 1986; as Special
                               Advisor u/t/a dated January 1,
                               1984; and as Special Advisor u/t/a
                               December 31, 1983



                               /s/ C. L. Harrison, III
                               C. L. Harrison, III, as Special
                               Advisor u/t/a January 8, 1986; as
                               Special Advisor u/t/a dated
                               January 5, 1984; as Special
                               Advisor u/t/a dated January 1,
                               1984; and as Special Advisor u/t/a
                               December 31, 1983

CUSIP No.  058246              13G            Page 14 of 14 Pages




                               /s/ Priscilla Harrison Connell
                               Priscilla Harrison Connell, as
                               Special Advisor u/t/a January 8,
                               1984; as Special Advisor u/t/a
                               dated January 5, 1984; as
                               Special Advisor u/t/a dated
                               January 1, 1984; and as Special
                               Advisor u/t/a December 31, 1983



                               /s/ Anne W. Harrison
                               Anne W. Harrison, an Individual